Exhibit 99.1

NEWS RELEASE

YAMANA GOLD DECLARES QUARTERLY DIVIDEND

TORONTO, ONTARIO, March 6, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  today announced its first quarter dividend of US$0.01 per share.  Shareholders of record at the close of business on Monday, March 31, 2008 will be entitled to receive payment of this dividend on Monday, April 14, 2008. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper and silver production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Yamana Gold Inc.

Jodi Peake	Letitia Wong
Vice President, Public & Investor Relations	Director, Investor Relations
(416) 815-0220	(416) 815-0220
Email: investor@yamana.com	Email: investor@yamana.com
www.yamana.com